Exhibit 99.1

B. Business

On August 26, 2026, we acquired MBody AI Corp., a Nevada corporation, pursuant to an Agreement and Plan of Merger, dated September 12, 2025 (the “Merger Agreement”), by and among MBody AI Ltd. (formerly known as Check-Cap Ltd.), CC Merger Sub Inc. and MBody AI Corp. (such transaction, the “Merger”), and we changed our name from “Check-Cap Ltd.” to “MBody AI Ltd.” As used in this Annual Report, unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to (i) prior to the closing of the Merger, Check-Cap Ltd. and its consolidated subsidiaries, or either or all of them as the context may require, and (ii) following the closing of the Merger, MBody AI Ltd. and its consolidated subsidiaries, including MBody AI Corp., or either or all of them as the context may require.

The Merger Agreement and the Merger

On September 12, 2025, we entered into the Merger Agreement. The Merger closed on August 26, 2026. Upon the closing of the Merger, Merger Sub merged with and into MBody AI Corp., with MBody AI Corp. surviving as our wholly-owned subsidiary. Immediately after the Merger, former equityholders of MBody AI Corp. owned approximately 90% of our then issued and outstanding ordinary shares on a fully diluted basis, and we changed our name from “Check-Cap Ltd.” to “MBody AI Ltd.” On August 27, 2026, the day after the closing of the Merger, we sold 1,538,462 ordinary shares in an underwritten public offering at a public offering price of $6.50 per ordinary share, for gross proceeds of approximately $10.0 million. Following that offering, the ordinary shares issued to former equityholders of MBody AI Corp. as merger consideration represented approximately 80.9% of our outstanding ordinary shares. We continue to hold the Company's legacy assets, consisting primarily of patents, proprietary medical equipment and our equity interest in Apollo. Following the closing of the Merger, the Ghost Kitchen representative-rights business acquired under the Parea APA (as defined below) is operated separately from our robotics and software business, and we do not currently plan to deploy AI or robots from our robotics and software business in connection with the Ghost Kitchen business. See “Risk Factor – We may not realize the anticipated benefits of the acquisition of Ghost Kitchen representative rights in New Jersey, including generating revenue from the assets acquired” for additional information.

Conversion of Shares

At the effective time of the Merger (the “Effective Time”), (i) any shares of capital stock of MBody AI Corp. (“MBody AI Capital Stock”) held as treasury stock immediately prior to the Effective Time of the Merger were canceled and retired and no consideration were delivered in exchange therefor and (ii) each share of MBody AI Capital Stock outstanding immediately prior to the Effective Time of the Merger was converted solely into the right to receive a number of the ordinary shares such that following the Effective Time, holders of MBody AI Capital Stock owned ninety percent (90%) of the then issued and outstanding ordinary shares on a fully diluted basis.

Ancillary Agreements

In connection with the closing of the Merger, the Apollo BCA (as defined below) was terminated by mutual consent of the parties such that no termination fee will be due to Apollo (as defined below) or us.

On September 12, 2025, concurrently with the execution of the Merger Agreement, we and Apollo entered into a BCA Termination Agreement (the “BCA Termination Agreement”), pursuant to which the Apollo BCA would terminate upon the closing of the Merger. On September 12, 2025, we entered into an Exchange Agreement (the “Exchange Agreement”) with Apollo, pursuant to which, upon the closing of the Merger and the BCA Termination Agreement becoming effective, the outstanding loans to Apollo in an aggregate principal amount of approximately $16.3 million (the “Apollo Loans”) would be exchanged for common shares representing a 7.5% equity interest in Apollo and the Apollo Loans would be cancelled for no further consideration.

Upon the closing of the Merger, the BCA Termination Agreement and the Exchange Agreement became effective, the Apollo BCA was terminated, the Apollo Loans were exchanged for common shares representing a 7.5% equity interest in Apollo, and each of the related loan agreements between us and Apollo was cancelled for no further consideration. Regan McGee, who became the Chairman of our Board of Directors upon the closing of the Merger, is the Chief Executive Officer and Chairman of Apollo and holds a significant equity interest in Apollo. The Apollo BCA, the Apollo Loans, the BCA Termination Agreement and the Exchange Agreement were each entered into before the closing of the Merger, at which time Mr. McGee was not a director or officer of our company and did not hold 5% or more of our outstanding ordinary shares, our board of directors was independent of Mr. McGee and of Apollo, and the initial carrying value of the equity interest was determined by reference to an independent third-party valuation.

In connection with the preparation of the consolidated financial statements of Check-Cap Ltd. for the year ended December 31, 2025, management and the board of directors concluded that substantial doubt exists concerning the Company’s ability to continue as a going concern. That conclusion relates to Check-Cap Ltd. on a standalone basis and predates the Merger, and whether substantial doubt exists concerning the ability of the combined company to continue as a going concern will next be evaluated in connection with the audit of our financial statements for the year ended December 31, 2026. See “Risk Factors” and our most recent Annual Report on Form 20-F for additional information.

Overview of Our Company

We are an embodied artificial intelligence company. Our core technology is the MBody AI Orchestrator (the “Orchestrator”), a software platform designed to serve as an intelligence layer enabling autonomous systems to operate and coordinate in real-world physical environments. The Orchestrator is designed to be hardware-agnostic. We do not manufacture robots. We procure them from third-party manufacturers and deploy them at customer sites together with the Orchestrator and related installation, training, maintenance and support services, under multi-year arrangements providing for fixed monthly fees per deployed robot. Our deployments generate operational data that we use to refine our models over time; our rights to that data depend on the terms of our customer agreements. Our initial commercial focus is the hospitality industry, principally casino and resort operators, with potential applications across other labor-intensive sectors, including warehousing, office management and healthcare. The principal place of business of MBody AI Corp., our wholly owned Nevada operating subsidiary, is located at 9205 West Russell Road, Building 3, Suite 240, Las Vegas, Nevada 89148.

On March 25, 2024, we entered into a business combination agreement (the “Apollo BCA”) with Apollo Technology Capital Corporation (formerly known as Nobul AI Corp. (“Apollo”), a private Ontario corporation), pursuant to which a wholly-owned subsidiary of Apollo would merge with and into us, with us surviving the merger as a direct, private, and wholly-owned subsidiary of Apollo. Following a review of strategic alternatives and the parties’ determination that a merger with MBody AI Corp., a Nevada corporation, represented a more favorable strategic opportunity for us and our shareholders, we and Apollo agreed not to proceed with the business combination contemplated by the Apollo BCA in favor of the proposed merger with MBody AI Corp. On September 12, 2025, we entered into the Merger Agreement. At the annual general meeting of shareholders held on November 14, 2025, our shareholders approved, among other things, the Merger Agreement and the Merger.

Prior to the Merger, we operated as a clinical stage medical diagnostics company under the name Check-Cap Ltd. Following the Merger, we retain our legacy assets, consisting primarily of 13 U.S. patents across 11 patent families relating to the C-Scan business, proprietary medical equipment, rights relating to a Ghost Kitchen area representative business in New Jersey, and an equity interest representing approximately 7.5% of the fully diluted equity of Apollo, recorded at a cost of $6,525,000. In connection with the Merger, the Apollo Loans were exchanged for those common shares. See “Risk Factor – The carrying value of our equity investment in Apollo is illiquid and based on a valuation that may not be realized, and our Chairman’s positions at Apollo may give rise to conflicts of interest” for additional information. We discontinued our C-Scan calibration studies in 2023 and our current operations with respect to the legacy business are focused on maintaining existing inventory. That decision followed a review of additional data and our interaction with the U.S. Food and Drug Administration regarding a revised pivotal study protocol, together with the time and investment that further development of the technology would have required.

Our Mission

Our mission is to simplify the adoption of embodied AI technologies by developing software platforms, such as Orchestrator, designed to enable autonomous systems to operate with increasing levels of intelligence over time. Our platform is designed to incorporate adaptive learning capabilities intended to improve operational efficiency and effectiveness while reducing the need for ongoing human supervision. Our deployments are intended to generate operational data that may be used to further refine and enhance the performance of our platform over time.

MBody AI Orchestrator Software

Our Orchestrator is designed as a full-stack embodied AI software system that integrates multiple functional components intended to support autonomous operation and fleet-level coordination. The platform includes the following primary modules:

●	Hardware-Agnostic (Multi-Brand) Control: a single application designed to control robots from different vendors and brands that would otherwise each require a separate application, and to enable collaboration across brands to improve efficiency that would not otherwise be possible. This capability has been developed and is in final testing ahead of its initial customer deployment, which is expected in the near term.

●	AI Optimization: software that uses artificial intelligence to assess telemetry and run-time data and generate recommendations to improve performance against customer key performance indicators, across a customer’s fleet regardless of brand. This capability is currently deployed.

●	Task Verification and Reporting: unified dashboarding and reporting across a customer’s full fleet and multiple robot types, including verification that assigned tasks have been completed. This capability is currently deployed.

Our robots have a technical operating capacity of 14 to 16 hours per day. Based on fully burdened direct labor costs of approximately $30 per hour for the functions our robots perform, we believe that a customer operating a robot at or near that capacity can achieve labor cost savings of more than 80% on those functions. Actual savings realized by any customer will vary with that customer’s labor costs, the functions assigned to the robot and the number of hours per day the robot is operated, and will be lower where labor costs are lower or a robot is operated for fewer hours. Our robots are designed to perform specific functions and do not replace all of the functions performed by a customer’s personnel.

We are also developing a further capability intended to integrate with customer systems, such as building management and ticketing systems, to enable robots to collaborate with human staff. This capability is not yet fully developed or available.

Intellectual Property

Our patent portfolio currently consists of one international patent application under the Patent Cooperation Treaty (PCT) directed to the core elements of the technology behind the MBody AI Orchestrator, and a U.S. non-provisional patent application directed to the technology that allows autonomous robots to operate reliably outdoors in high-temperature environments. These applications were filed on September 15, 2026.

These applications relate principally to cloud-based fleet orchestration and multi-vendor robot interoperability, human-robot task coordination, and thermal management and hardware design for autonomous operation in extreme outdoor environments. We have not been granted any patents, and accordingly no patent expiration dates are presently determinable.

Each of the applications described above claims priority to earlier-filed U.S. provisional patent applications. Three of those provisional applications were filed on September 15, 2025 and one was filed on October 30, 2025. A provisional patent application is not examined, is not published, and does not itself result in an enforceable patent; it establishes a priority date, and a corresponding non-provisional or international application must generally be filed within 12 months of the provisional filing date to preserve that priority date. Two additional U.S. provisional patent applications that we filed on September 15, 2025 were not converted into corresponding non-provisional or international applications within that 12-month period.

The U.S. non-provisional application has been filed and is pending before the U.S. Patent and Trademark Office. It has not yet been examined, and there can be no assurance as to the timing of examination or the scope of any claims that may ultimately be allowed. The international application is expected to be published by the World Intellectual Property Organization at approximately 18 months from the earliest priority date. Within approximately 30 months from the earliest priority date, and up to 31 months in certain jurisdictions, we must decide whether to enter the national phase, at additional cost, in any country or region. There can be no assurance that we will do so, or that any patent will ultimately issue from either application.

Products & Services

Our products and services consist of (i) the lease of automated robots deployed at customer sites, (ii) our Orchestrator software, including its AI optimization and reporting capabilities, and (iii) related services, including installation, training, maintenance, and support. To date, we have generated revenue primarily from deployments in the hospitality industry, principally with casino and resort operators. We have cumulatively provided cleaning service for approximately 600 million square feet in the hospitality industry.

We procure the robots from third-party manufacturers and deploy them at customer sites together with our AI optimization and reporting software, installation, training, maintenance, and support. These arrangements include both a lease of the equipment and related services. We provide robots as part of an integrated, fully-managed deployment, so that customers can adopt our platform without committing to a single hardware vendor or operating the underlying systems themselves. This integrated model is intended to accelerate adoption, deepen each deployment over time, and generate the operational data that strengthens our platform. Our future revenues are expected to depend on the scope and duration of customer deployments, the renewal and expansion of existing agreements, and the adoption of our platform by new customers.

Customers and Deployments

Our development and commercialization efforts are supported by an ecosystem of technology development, customer deployments, and operational feedback. We rely on a limited number of enterprise customers and currently generate substantially all of our revenue from two of them, MGM Resorts International Operations, Inc. (“MGM”) and Caesars Enterprise Services, LLC (“Caesars”), on which we are substantially dependent. We collaborate with our hardware vendors, deployment partners, and customers to conduct operational testing of our platform in live environments, which is intended to inform the ongoing development and refinement of our software. These robots perform autonomous floor cleaning and related sanitation services and, while they are task-specific, they are not industry- or customer-specific, meaning the same robots can be deployed to perform their cleaning and sanitation functions for customers in industries other than gaming and hospitality, although their suitability for any particular site depends on the physical operating environment. Performing tasks other than cleaning and sanitation would require different, task-specific robots. Our Orchestrator platform is designed to be hardware-agnostic and to coordinate a broad range of task-specific robots, which would allow us to address additional tasks and end uses by deploying additional types of robots through the platform.

Customer Agreements

MBody AI Corp., our wholly owned Nevada operating subsidiary, provides its software platform together with automated robots to its enterprise customers under master agreements for multi-property customers; individual customer properties (each a separate legal entity) place orders for robots and services under that master framework. Our principal enterprise customers, MGM and Caesars, are parties to agreements on the following principal terms.

MGM. MBody AI Corp. and MGM are party to a master equipment lease and services agreement, under which individual MGM properties enter into property-level equipment leases. The master agreement has an initial term of three years, or, if later, the end date of the last property-level lease, and may be extended by mutual agreement. Each property-level lease provides for fixed monthly rental fees per deployed robot and includes related service and maintenance. MGM may terminate the master agreement, and a property may terminate its equipment lease, for convenience on 60 days’ written notice; in that event, the applicable property pays the remaining rental balance, discounted by 12%, and obtains ownership of the equipment. At the end of the term, MGM may elect to purchase the equipment for a nominal amount.

Caesars. MBody AI Corp. and Caesars are party to a master provider agreement, together with one or more statements of work, covering the rental of robots and related services. The initial term runs through January 10, 2029 and automatically renews for successive one-year periods unless either party gives notice of non-renewal at least 30 days before the applicable renewal date. Title to the equipment remains with MBody AI Corp. at all times, and the equipment is returned to MBody AI Corp. at the end of the term. Caesars pays fixed monthly rental fees per deployed robot and pays separately for related services, including training, installation, maintenance, and support. Caesars may terminate the master agreement on 30 days’ written notice; however, if Caesars terminates an individual equipment order, all amounts that would otherwise have become due over the remaining term of that order become immediately due and payable. The Caesars arrangement does not currently include an option to purchase the equipment.

General. Our customer agreements are structured as multi-year arrangements. Although they include the termination rights described above, early termination of an equipment order generally requires the customer to pay all or substantially all of the remaining amounts due under that order. Future revenue from these customers will depend on the scope and duration of deployments under existing agreements, the renewal or expansion of those agreements, and the addition of new customer deployments. See “Risk Factors.”

Revenue Streams and Performance Obligations

Our revenue streams comprise the following categories:

Services — Includes integration services, customization of AI models, data insights, and advanced analytics modules.

Product sales — Arises from the delivery of robotic equipment sourced from third-party vendors that serve as the physical platform for our software.

Legacy Sales-Type Lease Revenue — Beginning in 2025, MBody AI Corp. entered into multi-year sales-type leases (containing sales-type lease components) covering robotic equipment placed at customer sites. These contracts pre-date and run alongside the new SaaS framework.

Market Opportunities

We believe that the increasing adoption of artificial intelligence and automation technologies across labor-intensive industries reflects a significant market opportunity for embodied AI solutions. Many organizations continue to face rising labor costs, workforce availability challenges, and operational complexity across distributed physical environments, driving demand for technologies that can improve consistency, efficiency, and scalability.

Our Orchestrator is designed to address these challenges by enabling autonomous systems to be deployed and managed across a range of environments without requiring customers to commit to a single hardware provider. We believe that embodied AI solutions have potential applications across multiple large and diverse industries, including hospitality, warehousing, office facilities, and healthcare, and that adoption of such technologies remains at an early stage in many markets.

We are focused on developing and commercializing embodied AI software platforms designed to support the deployment and management of autonomous systems across physical environments. Following the completion of the Merger, we intend to continue advancing our platform while leveraging our existing public company infrastructure to support future development and commercialization efforts. We believe that continued innovation in artificial intelligence and automation technologies is expected to influence a wide range of industries over time, and we intend to participate in this evolving market through the expansion of our software platform and customer deployments.

Our Legacy Business

Prior to the Merger, we were a clinical stage medical diagnostics company aiming to redefine CRC screening through the introduction of C-Scan®, a screening test designed to detect polyps before they may transform into cancer to enable early intervention and cancer prevention.

History of C-Scan Clinical Trials

We initiated our first clinical studies in 2010, consisting of two single-center feasibility studies with non-scanning (no X-ray source) capsules for the purposes of measuring gastrointestinal tract activity, colon contractions and associated capsule motility, and shortening capsule transit time.

On June 6, 2023, we announced that after further review of additional data and interaction with the FDA on a revised pivotal study protocol together with the anticipated time and investment necessary to further develop the technology, we were reducing our workforce significantly to reduce cash burn, concentrating our resources on essential research activities, discontinuing our calibration studies, and evaluating and pursuing strategic options. We do not currently have any manufacturing capabilities. Our current operations are focused on maintaining the inventory we manufactured prior to our change in strategic priority.

Our Legacy Intellectual Property

We have applied for and been granted 13 U.S. patents across 11 patent families:

Patent Family	Technology Covered	US Patent No(s)	Status
1. Drug Delivery Capsule	Proprietary capsule for drug delivery, central to the C-Scan technology	10,773,063 B2	Issued
2. Intra-Lumen Polyp Detection	Detection of polyps within the intestinal lumen	9,844,354 B2; 7,787,926 B2	Issued
3. Intra-Body Capsule Motion Sensing	Imaging-capsule location/motion detection within the body	11,013,483 B2	Issued
4. Fail-Safe Radiation Concealment	Fail-safe radiation concealment mechanisms for imaging capsules	9,872,656 B2	Issued
5. Nano-Particle Detection with X-Ray Capsule	Nano-particle detection using an X-ray capsule	10,098,599 B2	Issued
6. Radiation Source for Intra-Lumen Imaging Capsule	Radiation source for the intra-lumen imaging capsule	9,943,273 B2; 10,737,949 B2	Issued
7. Body-Worn Antenna	Body-worn antenna for the imaging system	10,368,780 B2	Issued
8. Image Reconstruction with Radioactive Imaging Capsule	Image reconstruction using a radioactive imaging capsule	10,733,771 B2	Issued
9. Radiation Capsule for Bowel Disease Imaging & Localized Drug Delivery	Imaging of bowel disease and localized drug delivery	12,251,251 B2	Issued
10. Polyp Detection through Capsule Dynamics	Polyp detection via capsule dynamics	12,138,033 B2	Issued
11. Apparatus and Method for Imaging Tissue	Tissue imaging apparatus/method	8,401,611 B2	Issued

Parea Asset Purchase Agreement

On September 4, 2025, we entered into an Asset Purchase Agreement with Parea Hospitality LLC (the “Parea APA”) to acquire certain assets relating to a Ghost Kitchen area representative business in New Jersey. Ghost Kitchen operates kitchen facilities primarily in non-retail environments offering menus from multiple restaurant brands. Under the acquired representative rights, we are entitled to 50% of all initial franchise fees and 50% of all ongoing royalties paid by future franchisees in the state of New Jersey. We are responsible for the franchise sales, training and franchise support in the state of New Jersey. However, we have limited experience operating in the Ghost Kitchen industry, and the success of the acquired business will depend on our ability to operate the representative rights effectively, and attract and retain qualified franchisees. See “Risk Factor – We may not realize the anticipated benefits of the acquisition of Ghost Kitchen representative rights in New Jersey, including generating revenue from the assets acquired” for additional information.

Additional Information About Us

Our legal and commercial name is MBody AI Ltd., effective as of August 27, 2026. We were formed as a company in Israel on April 5, 2009. On May 31, 2009, we acquired all of the business operations and substantially all of the assets of Check-Cap LLC, a Delaware limited liability company formed in December 2004. On February 24, 2015, we successfully completed an initial public offering in the United States and the listing of our securities on Nasdaq.

On May 15, 2015, we formed our wholly-owned subsidiary Check-Cap US, Inc., a Delaware corporation. On April 9, 2024, we formed our wholly-owned subsidiary Check-Cap Canada, Inc., an Ontario corporation. On September 9, 2025, we formed CC Merger Sub Inc., a Nevada corporation and a direct, wholly owned subsidiary of ours, in connection with the Merger.

Previously, our ordinary shares were listed on Nasdaq under the ticker symbol “CHEK.” On December 1, 2025, we changed our ticker symbol from “CHEK” to “MBAI” effective at the opening of trading on December 2, 2025.

Our principal executive offices are located at 7111 Syntex Drive, 3rd Floor, Mississauga, Ontario Canada where our executive management, including our Chief Executive Officer, Chief Financial Officer and Chairman, reside, and our operations continue to be conducted from Las Vegas, Nevada. Our telephone number is (702) 793-4300 and our website is https://mbody.ai/. The information on, or accessible through, our website is not a part of, and is not incorporated into, this Annual Report on Form 20-F. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website. The SEC maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov. Our U.S. agent is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.